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Resident Hong Kong Partners

Davis Polk & Wardwell	852 2533 3300 tel	Karen Chan †	Martin Rogers †
Hong Kong Solicitors		Yang Chu †	Patrick S. Sinclair*
The Hong Kong Club Building		James C. Lin*	Miranda So*
3A Chater Road		Gerhard Radtke*	James Wadham†
Hong Kong
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

May 13, 2021

Re:	Atour Lifestyle Holdings Limited Draft Registration Statement on Form F-1 Submitted April 8, 2021 CIK No. 0001853717

Confidential

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s letter dated May 5, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 8, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears.

In addition to revising the disclosures, the Company has also included its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 and 2020.

Subject to the market conditions and the Staff’s comments, the Company currently plans to publicly file the Registration Statement with the Commission in early June 2021. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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General

1.              Please disclose in the prospectus the basis for your statements that: “we are the largest upper midscale hotel chain in China in terms of room number as of the end of 2019” and “we are the first hotel chain in China to develop a scenario-based retail business.” If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

The Company respectfully submits that these statements are made based on information provided by Frost & Sullivan, a third-party industry research and consulting firm, to provide investors with relevant information regarding the Company’s industry and its market position in China. To address the Staff’s comment, the Company has revised the disclosures on pages 1, 81, 124, 125, 128 and 140 of the Revised Draft Registration Statement to include specific references to Frost & Sullivan as the source of such statements.

Corporate History and Structure, page 77

2.              We note through your disclosures here and elsewhere that you are currently undertaking a Restructuring to adjust your share capital. Please address the following with respect to your Restructuring plan:

•                  Provide us with a summary of the respective ownership structures of Atour Lifestyle, Atour Holdings and Atour Shanghai prior to the Restructuring.

The Company respectfully advises the Staff that the respective ownership structures of the three entities prior to the Restructuring are summarized as follows:

•                  Atour Lifestyle was established in the Cayman Islands on April 10, 2012 as the ultimate parent holding company to facilitate future capital raising and prepare for an overseas listing in the future. Sea Pearl Worldwide Holding Limited, a special purpose vehicle controlled by Mr. Haijun Wang (the founder, chairman and CEO of the Company), was the sole shareholder of Atour Lifestyle prior to the Restructuring;

•                  Atour Holdings was incorporated in Hong Kong on March 5, 2021 as a wholly owned subsidiary of Atour Lifestyle; and

•                  Atour Shanghai was established in the PRC in 2013. Prior to the Restructuring, Atour Shanghai had 10 equity holders holding 100% of the equity interests of Atour Shanghai. The table below sets forth detailed information about such equity holders, including their relationships / affiliations with the existing shareholders of Atour Lifestyle and their shareholding percentages in Atour Lifestyle immediately upon their acquisition of ordinary shares of Atour Lifestyle as part of the Restructuring:

As shown in this summary table, the beneficial owners of Atour Shanghai will acquire a certain number of ordinary shares of Atour Lifestyle substantially in proportion to their respective beneficial ownership in Atour Shanghai (subject to the minor adjustments discussed in Notes (2) and (3) to the summary table below).

No.	Equity Holders of Atour Shanghai	Percentages of Equity Interests Pre- Restructuring	Relationships with Shareholders of Atour Lifestyle	Shareholders of Atour Lifestyle Post-Restructuring	Shareholding Percentages (on an actual basis, excluding dilution from future issuance of shares pursuant to ESOP)
1.	Shanghai Lieduo Business Service LLP (“Management SPV 1”) (1)	15.10%

Affiliates

Notes:

(1) Subject to the adjustments discussed in Notes (2) and (3) below, each beneficial owner who indirectly held equity interests in Atour Shanghai through Management SPV 1, Management SPV 2, Management SPV 3 and Management SPV 4 is entitled to certain number of ordinary shares of Atour Lifestyle substantially in proportion to its beneficial ownership in Atour Shanghai.

(2) A minority investor who beneficially held equity interests in Atour Shanghai through Management SPV 2 disposed of 2.21% equity interests in Atour Shanghai to the Company during the Restructuring. As a result, the shareholding percentage of each of the other beneficial owners of Atour Shanghai who received (or will receive) ordinary shares of Atour Lifestyle upon the Restructuring increased proportionately.

(3) A group of employees of the Company and other qualified individuals indirectly held a total of 3.55% equity interests issued by Atour Shanghai to Management SPV 3 and Management SPV 4 pursuant to the 2017 PRC Incentive Plan prior to the Restructuring. Such equity awards were cancelled in exchange for share options granted to such individuals under the Company’s Public Company Plan. Such options have not yet been exercised as of the date of this submission.

				Sea Pearl Worldwide Holding Limited (“Founder SPV”) (1)	20.06%
				Engine Holdings Limited (“Engine”) (1)	9.47%
				Li Real Limited (“Li Real”) (1)	3.96%
2.	Shanghai Haoduo Business Service LLP (“Management SPV 2”) (1) (2)	13.68%
3.	Shanghai Gongduo Business Service LLP (“Management SPV 3”) (1) (3)	6.40%		A group of natural person investors (1)	4.20%
4.	Shanghai Zhaoduo Business Service LLP (“Management SPV 4”) (1) (3)	6.40%
5.	Shanghai Youshanfeng Enterprise Management Center LLP (“External Investor 1”)	4.87%	Affiliate	GLV Holding Limited	5.48%
6.	Shanghai Dehui Duoyuan Enterprise Management Consultation Center LLP (“External Investor 2”)	15.23%	Affiliate	Diviner Limited	16.16%
7.	Khorgos Junlian Chengyu Venture Cpital Investment Co., Ltd. (“External Investor 3”)*	2.24%	Affiliates	Shanghai Yinan Enterprise Management Partnership LLP	26.26%
8.	Zhuhai Junlian Lingheng Equity Investment LLP (“External Investor 3”)*	22.50%
9.	Ctrip Computer Technology (Shanghai) Co., Ltd. (“External Investor 4”)*	12.10%	Affiliate	TRIP.COM TRAVEL SINGAPORE PTE.LTD	12.84%
10.	Individual investor (“External Investor 5”)*	1.48%	Affiliate	IKARIA HOTEL INVESTMENT HOLDING LIMITED	1.57%

•                  Explain to us in greater detail the steps that will be taken to effect the Restructuring, including, but not limited to, a discussion of the warrants issued to affiliates as part of the Restructuring and the exercise price thereon.

The Company respectfully advises the Staff that the warrants were issued to affiliates of certain prior equity holders of Atour Shanghai for the sole purpose of facilitating their acquisition of Class A ordinary shares of the Company substantially in proportion to their respective ownership percentage in Atour Shanghai in order to complete the Restructuring. Specifically, some of these equity holders are required to complete certain regulatory approval or registration procedures (which are considered by the Company to be administrative in nature) before the ordinary shares of the Company can be issued to their offshore affiliates.

For regulatory purposes, for warrants related to 214,203,200 Class A ordinary shares, the exercise prices equal to the initial investment costs of the relevant equity holders in Atour Shanghai. Pursuant to the terms of the warrant agreements, the exercise price shall be settled concurrently with the Company’s settlement of considerations for such equity holders’ surrender of their respective equity interests in Atour Shanghai.  For the remaining warrants related to 15,859,032 Class A ordinary shares, the exercise price is a nominal amount as such warrant holders received no cash consideration for the surrender of their respective equity interests in Atour Shanghai.

Based on the foregoing, the Company believes that the warrant arrangement is contemplated solely to facilitate the completion of the Restructuring. The warrants, in substance, do not change the rights of the equity holders in respect of their equity interests before and after their acquisition of the underlying ordinary shares, including their preferential rights where applicable.

As the date of this submission, the Restructuring has been substantially completed except for a limited number of prior equity holders of Atour Shanghai who are expected to receive a total of 15,859,032 Class A ordinary shares of Atour Lifestyle upon completion of the Restructuring, which is expected to be prior to the public filing of the Draft Registration Statement with the Commission

•                  We note your disclosure on page F-9 that upon consummation of the Restructuring, the affiliates of all equity holders of Atour Shanghai will acquire the equity interests of Atour Lifestyle substantially in proportion to their ownership in Atour Shanghai immediately prior to the Restructuring. Please provide us with a breakdown of all redeemable and non-redeemable shares by class before and after the Restructuring, and clarify how the issuance of Atour Lifestyle ordinary shares was in the same proportions as the percentage equity interests of the Atour Shanghai equity holders.

The Company respectfully advises the Staff that under PRC corporate law, the registered capital of Atour Shanghai consists of only one single class of equity interests, although Atour Shanghai had granted the equity holders named in the summary table above who are marked with an asterisk (*) (the “Redemption Right Holders”) customary redemption rights pursuant to an investment and shareholders agreement entered into by and among such Redemption Right Holders and Atour Shanghai in compliance with PRC laws and regulations.  Pursuant to a reorganization framework agreement entered into by Atour Shanghai and its equity holders in February 2021, such redemption rights held by the Redemption Right Holders terminated upon the Company’s submission of the Draft Registration Statement on April 8, 2021. After the Restructuring, the authorized share capital of Atour Lifestyle consists of Class A ordinary shares and Class B ordinary shares, both of which are non-redeemable.

The Company respectfully refers the Staff to the summary table above for the relationships between the then equity holders of Atour Shanghai and the shareholders of Atour Lifestyle before and after the Restructuring.

•                  We note your disclosure on page F-10 that you intend to account for the restructuring transaction as a reverse recapitalization. Please cite the specific accounting literature you have relied on when arriving at your accounting conclusion. To the extent you have concluded the Restructuring should be accounted for as a reorganization of entities under common control, please tell us the control group that existed prior to and after the restructuring transaction.

The Company respectfully advises the Staff that Atour Lifestyle is a shell company with nominal assets and liabilities immediately prior to the Restructuring and has no operations. The Restructuring does not involve a business combination and its sole purpose is to establish an offshore structure to facilitate the listing of Atour Shanghai.

The Restructuring is expected to be accounted for as a reverse recapitalization of Atour Shanghai, as described in note 1(b) to the consolidated financial statements. The Company has applied the guidance set out in ASC805-40-45-1 and 45-2 on the presentation of financial statements for reverse acquisitions by analogy, and presented the financial statements of the combined entity as a continuation of the financial statements of Atour Shanghai. The Company notes that the accounting treatment is consistent with the guidance set out in SEC Financial Reporting Manual Topic 12: Reverse Acquisitions and Reverse Recapitalizations, 12100, which states that the acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The Staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination.

The equity structures of Atour Lifestyle and Atour Shanghai prior to the Restructuring are summarized in the Company’s response to the first bullet point of comment No. 2 above. The Company respectfully advises the Staff that the two entities were not under common control prior to the Restructuring.

•                  Confirm for us that the capital structure reflected in your Consolidated Balance Sheets on page F-5 represents the capital structure after the Restructuring.

The Company respectfully advises the Staff that the capital structure as of December 31, 2019 and 2020 presented on page F-5 will not represent the capital structure of the Company after the Restructuring as a result of the termination of the preferential rights of certain equity holders in April 2021 and, to a less extent, the share repurchase and cash distributions as further described below.

Pursuant to a reorganization framework agreement entered into by Atour Shanghai and its equity holders in February 2021, the preferential rights (including redemption rights and liquidation preference rights) granted to certain investors of Atour Shanghai were terminated upon the Company’s submission of the Draft Registration Statement on April 8, 2021, as described in note 19(a) to the consolidated financial statements. As a result of the termination of the preference rights, the redeemable Series B and C shares were reclassified from mezzanine equity to permanent equity and Series A shares were reclassified to ordinary shares within permanent equity on April 8, 2021.

In addition, in conjunction with the Restructuring, a subsidiary of the Company agreed to acquire 8,822,664 ordinary shares of Atour Shanghai with cash consideration of RMB111.26 million from a shareholder of Atour Shanghai, who will not participate in the Restructuring.  The transaction is expected to be completed in May 2021 and will be accounted for a repurchase of shares by the Company.

The Company agreed with certain shareholders to distribute RMB20.6 million in cash to these shareholders in May 2021.

The Company has presented the unaudited pro forma balance sheet as of March 31, 2021 on pages F-46, F-47 and F-48 to illustrate the impact of the above transactions on the Company’s equity structure.

•                  Clarify for us when you expect the Restructuring to take place, including whether it will be before or after the sale of the shares in this offering, and when your auditors are expected to issue their audit opinion.

The Company respectfully advises that the Restructuring is expected to be completed immediately prior to the public filing of the Draft Registration Statement with the Commission. The auditors of the Company are expected to issue an audit opinion upon the public filing of the Draft Registration Statement with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

3.              If known, please discuss any trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, discuss whether you expect the increase in your manachised hotels to continue. Also disclose whether there are any material franchise, management or lease agreements that you expect to be terminated.

The Company respectfully submits that (i) it expects to increase the number of its manachised hotels in the near future as it continues to expand its hotel network across various cities to further strengthen its market leadership in the hospitality industry in China, (ii) it does not expect any material franchise, management or lease agreements to be terminated in the foreseeable future.  The Company has revised the disclosures on pages 87 and 88 of the Revised Draft Registration Statement accordingly.  The Company has disclosed in the Draft Registration Statement all material trends and uncertainties that will have, or are reasonably likely to have, a material impact on its revenues or income or result in its liquidity decreasing or increasing in any material way.

Key Performance Indicators, page 82

4.              We note your disclosure of certain key performance indicators excludes the results from hotels that were requisitioned by the government for quarantine needs in response to the COVID-19 outbreak. Please tell us what consideration you gave to also disclosing metrics that include the results from these hotels in order to reflect the results from your entire system.

The Company respectfully submits that excluding the requisitioned hotels from the calculation of occupancy rate, ADR and RevPAR provides investors with more meaningful measurements of the operating results of the Company’s business during the relevant periods. As government requisition was a temporary and extraordinary event, management believes that the occupancy rate, ADR and RevPAR of the requisitioned hotels do not accurately reflect the operating results of the Company’s business under normal circumstances. To provide investors with a more balanced disclosure, the Company has already disclosed on pages 22, 23 and 83 of the Draft Registration Statement the quantitative impact of the COVID-19 outbreak in China, after taking into account the loss of guests and revenues of the hotels subject to governmental requisition during the COVID-19 outbreak.

For similar reasons, the requisitioned hotels are included in the calculation of total hotels and hotel rooms because these hotels remain part of the Company’s hotel portfolio despite the temporary government requisition. In this way, including such requisitioned hotels in the total numbers of hotels and hotel rooms provides investors with a more comprehensive and accurate understanding of the magnitude of the Company’s hotel portfolio.

Critical Accounting Policies and Estimates

Customer loyalty program, page 91

5.              Tell us what consideration you gave to disclosing your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenues.

The Company respectfully advises the Staff that the breakage revenue recognized during the years ended December 31, 2020 and 2019 accounted for approximately 2% of the consolidated net revenues. The Company estimates the breakage for loyalty points that members will never redeem based on a number of factors, including but not limited to, the historical redemption pattern and expectations of future member behavior. The Company specifically considered whether the outbreak of COVID-19 would have any significant impact on the future redemption pattern. The Company did not observe any significant changes in the redemption and forfeiture pattern since the outbreak and therefore expects that the future redemption rate would not be significantly different (i.e. within the range of 5%) as compared to the historical redemption rate. Assuming the stand-alone selling price of the loyalty point remains unchanged, as of December 31, 2020 and 2019, it is estimated that a reasonably possible increase of 5% in the redemption rate of the loyalty point would decrease the Company’s estimated breakage revenue by RMB5.4 million for the year ended December 31, 2020 and RMB3.7 million for the year ended December 31, 2019, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 96

6.              Please disclose the reasons for the substantial increase in the number of manachised hotels from 391 as of December 31, 2019 to 537 as of December 31, 2020. Also disclose the reasons for the increase in the revenue generated from your scenario-based retail business and the increase in revenue generated from the sales of your A-Card membership services.

To address the Staff’s comment, the Company has revised the disclosures on page 102 of the Revised Draft Registration Statement to include the requested information.

Principal Shareholders, page 165

7.              Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by the entities reflected in the table.

In response to the Staff’s comment, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement to include the requested information. The Company respectfully submits that to the best knowledge of its management, TRIP.COM GROUP LIMITED is a publicly held company listed on Nasdaq and the Hong Kong Stock Exchange which does not have a controlling natural person.

Related Party Transactions, page 168

8.              Please describe the material terms of the transactions with Ctrip Group, including the terms of any written arrangements.

The Company respectfully submits that its subsidiary, Shanghai Atour Business Management (Group) Co., Ltd., entered into certain collaboration agreement (the “Collaboration Agreement”) with certain subsidiaries of Trip.com Group Ltd. (the “Ctrip Parties”) on January 1, 2018. The parties to the Collaboration Agreement have agreed to cooperate in various areas, including membership collaboration, online travel agency reservations and promotional services. Subject to certain exceptions, Shanghai Atour Business Management (Group) Co., Ltd. has agreed to pay the Ctrip Parties a commission fee for reservations made through online platforms operated by the Ctrip Parties. The terms of the Collaboration Agreement, including pricing terms, are customary compared with similar agreements entered into by hotels and major online travel agencies in China. The Collaboration Agreement shall remain effective until the execution of a new collaboration agreement among the parties. The Company has revised the disclosures on page 178 of the Revised Draft Registration Statement accordingly.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

(j) Contract Costs, page F-12

9.              We note your disclosure on page 85 that your franchise and management agreements typically run for an initial term of 8 to 15 years. Please disclose the period over which you are currently amortizing deferred contract costs, and the factors you considered in determining the amortization period was appropriate in relation to the expected period of benefit to be received by franchisees. Also, please tell us if your franchise and management agreements are renewable, and if so, whether additional sales commissions are paid upon renewal. Please disclose how renewal commissions, if any, are factored into the period over which you are currently amortizing contract costs. We refer you to ASC 340-40-35-1 and 340-40-50-2b.

To address the Staff’s comment, the Company has revised the disclosure on page F-12 to disclose the period over which the deferred contract costs are amortized and the factors considered in determining the amortization period.

The Company respectfully advises the Staff that the franchise and management agreements typically runs for a fixed term of 8 to 15 years and do not include any renewal options. If a franchisee wishes to extend the franchise arrangement, the terms in the new franchise and management agreements will be subject to future negotiation between the Company and the franchisee. As of the date of this letter, the Company has not extended any franchise and management agreement as none of the franchise and management agreements has expired. The Company expects to incur additional sales commission upon the contract renegotiation and extension of franchise arrangement. However, the Company has not determined the detailed policy of the sales commission in that regard.

The Company amortizes the deferred contracts cost over the fixed franchise and management agreement period considering that: (i) there is no renewal option in the franchise and management agreement; (ii) the duration of the franchise and management agreements is generally sufficient long for there to be strong compulsion on the part of the franchisee to extend the agreements and (iii) the Company does not have sufficient relevant historical information to support the anticipation of extension.

(u) Revenue Recognition

Customer loyalty program, page F-19

10.       Please clarify for us when you recognize revenue related to points earned in manachised hotels. In your response, explain to us whether you recognize revenue immediately upon receipt or whether you defer a portion of the revenue until points are used by customers.

The Company respectfully advises the Staff that the Company recognizes the loyalty program management fee upon the redemption of the points by customers with consideration of the estimated breakage. Before the redemption, the amount received is included in deferred revenue in the consolidated financial statements.

Note 14. Net Income (Loss) Per Ordinary Share, page F-39

11.       Please revise to disclose the basis for subtracting net income amounts attributable to Series A, B, and C shares from total net income when computing net income per ordinary share. Please cite the relevant accounting guidance as part of your response.

To address the Staff’s comment, the Company has revised the disclosure on page F-39 to disclose the basis for subtracting net income amounts attributable to Series A, B, and C shares from total net income when computing net income per ordinary share.

The Company respectfully advises the Staff that the Company uses the two-class method to determine income available to ordinary shareholders.

In accordance with ASC260-10-45-60B, under the two-class method, the first step is to reduce the net income by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid for the current period (for example, unpaid cumulative dividends). Therefore, the Company first reduced the net income by the amount of accretion to the redemption value of redeemable Series C shares, which was treated as dividend to the redeemable Series C shares.

The second step is to allocate the remaining earnings to ordinary shares and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Pursuant to the shareholder agreements, the holders of series A, B, C shares have the contractual participation right to share the undistributed earnings with ordinary shareholders on a one-to-one per-share basis. In accordance with ASC260-10-55-25, if a participating security provides the holder with the ability to participate in all dividends declared with the holders of common stock on a one-to-one per-share basis, then the undistributed earnings should be allocated between the common stock and the participating security on a one-to-one per-share basis. Therefore, the Company then subtracted net income attributable to Series A, B, and C shares from total net income on a one-to-one per-share basis when computing net income per ordinary share.

Exhibits

12.       Please include in the exhibit index a legal opinion from your PRC counsel regarding your compliance with the current PRC laws and regulations. See, for example, your disclosure on page 62 regarding approval of the China Securities Regulatory Commission. Please ensure that this opinion speaks to the extent that you do or do not have all required licenses and registrations for your business and the foreign ownership of your PRC businesses. Additionally, we note your discussion in the introductory paragraph under “Regulations.” Please ensure that the opinion make clear which category your business is in regarding the Negative List. If any portion of your business is at risk for falling into a category with restrictions please include disclosure and a relevant risk factor, as necessary.

The Company undertakes to submit as an exhibit to the public filing of the Draft Registration Statement a copy of its PRC counsel’s legal opinion that addresses the Staff’s comment.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP